# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Credit Acceptance Corporation, CIK 0000885550
CUSIP: 225310101
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 25505 West Twelve Mile Road, Southfield, Michigan (MI), 48034-8334
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001720792-24-000002
Filed by CIK 0001720792

## Reporting persons
- Ruane, Cunniff & Goldfarb L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 534,520; shared voting power 0; sole dispositive power 536,132; shared dispositive power 0; aggregate amount beneficially owned 536,132 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Credit Acceptance Corporation
Address of issuer's principal executive offices: 25505 West Twelve Mile Road, Southfield, Michigan 48034-8334

## Item 2. Person Filing
Name of person filing: Ruane, Cunniff & Goldfarb L.P.
Address of principal business office or, if none, residence:
45 ROCKEFELLER PLAZA, 34TH FLOOR
NEW YORK, NY, 10111
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 536,132
Percent of class: 4.9%
Sole power to vote or to direct the vote: 534,520
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 536,132
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ruane, Cunniff & Goldfarb L.P.: /s/ John Harris, John Harris, Managing Member (02/13/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.